TIME EQUITIES SECURITIES LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM)

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53420

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Time Equities Securities LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

55 Fifth Avenue, 15th Floor

(No. and Street)

New York	**New York**	**10003**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Kantor	**212-206-6179**	rkantor@timeequities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meisel, Tuteur & Lewis, P.C.

(Name – if individual, state last, first, and middle name)

105 Eisenhower Parkway	**Roseland**	New Jersey	**07068**
(Address)	(City)	(State)	(Zip Code)

09/29/2009		**3861**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Kantor _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Time Equities Securities LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RICHARD PHILIP VIEST
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02VI6416695
Qualified in New York County
My Commission Expires: 4/26/2025

Signature: _____

Title:
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TIME EQUITIES SECURITIES LLC

TABLE OF CONTENTS



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
 Time Equities Securities LLC
 (A Wholly-Owned Subsidiary of Time Equities, Inc.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Time Equities Securities LLC (the "Company") as of December 31, 2024, and the related statements of income, change in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Time Equities Securities LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Time Equities Securities LLC's management. Our responsibility is to express an opinion on Time Equities Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Time Equities Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, III and IV has been subjected to audit procedures performed in conjunction with the audit of Time Equities Securities LLC's financial statements. The supplemental information is the responsibility of Time Equities Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, III and IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

MEISEL, TUTEUR & LEWIS, P.C.

We have served as Time Equities Securities LLC's auditor since 2016.

Roseland, New Jersey
March 28, 2025

TIME EQUITIES SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

ASSETS

Cash and cash equivalents	$ 450,764
Fees receivable - affiliates	516,810
Prepaid expenses	46,974
Total Assets	**$ 1,014,548**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 104,125
Total Liabilities	104,125
Commitments and Contingencies	
Member's Equity	910,423
Total Liabilities and Member's Equity	**$ 1,014,548**

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

- 4 -

Revenues:	
Fee income - affiliates	$ 3,440,627
Interest income	5,465
Total Revenues	3,446,092
Expenses:	
Commission expenses	1,719,253
Professional fees	78,931
Other operating expenses	69,213
Total Expenses	1,867,397
Net Income	$ 1,578,695

The accompanying notes are an integral part of these financial statements.

- 4 -

TIME EQUITIES SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Member's Equity
Balance at January 1, 2024	$ 221,728
Net Income	1,578,695
Distributions	(890,000)
Balance at December 31, 2024	$ 910,423

The accompanying notes are an integral part of these financial statements.

TIME EQUITIES SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

Cash Flows From Operating Activities:

Net Income	$ 1,578,695
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in operating assets and liabilities:	
Fees receivable - affiliates	(433,510)
Prepaid expenses	3,274
Accounts payable and accrued expenses	(96,746)
Total adjustments to net income	(526,982)
Net Cash Flows from Operating Activities	1,051,713
Cash Flows from Financing Activities:	
Distributions to member	(890,000)
Net Cash Flows from Financing Activities	(890,000)
Net Change in Cash and Cash Equivalents	161,713
Cash and Cash Equivalents at Beginning of Year	289,051
Cash and Cash Equivalents at End of Year	$ 450,764

Supplemental Disclosure of Cash Flow Information:

Cash Paid During the Year For:	
Interest	$ -
Income Taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION AND BUSINESS OPERATIONS**

    General

    Time Equities Securities LLC (the "Company") was organized in the State of New York on August 16, 2000. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission (the "SEC") under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of Time Equities, Inc. (the "Parent").

    The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private offerings of real estate interests in limited partnerships to accredited and other prequalified investors.

    After a review of its exemption provision options under SEA Rule 15c3-3, the Company submitted a request for an update to its membership agreement with FINRA in September 2020. The Company conducts business activities involving private placements of securities and real estate syndication. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company will not claim an exemption from SEA Rule 15c3-3. The Company has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Financial Statement Presentation – The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry.

    Use of Estimates – Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could differ from those estimates.

    Segment Reporting – The Company adopted Accounting Standards Update (ASU) 2023-7, *Disclosure of Financial Information for a Single Segment Entity*. Under this guidance, the Company is required to disclose specific financial information for its single reportable segment. The Company operates as a single reportable segment, focusing on broker dealer services related to private placements of securities and real estate syndication for affiliated investment funds, under the umbrella of financial advisory services.   All material financial information, including revenue, expenses, and assets, is reviewed and managed by the Company's Chief Operating Decision Maker (CODM) its managing partner. As a result of operating as a single segment entity, the Company's financial statements reflect its overall performance without disaggregation into multiple segments.

    Cash and Cash Equivalents – The Company considers highly liquid instruments, with original maturities of three months or less at the date of acquisition that are not held for sale in the ordinary course of business, to be cash equivalents. The Company has cash deposits with high credit quality financial institutions, several of which are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. At December 31, 2024, the Company has cash account balances at certain financial institutions that exceeded FDIC coverage limit. The Company believes it mitigates this risk by investing in or through major financial institutions and primarily in funds that are insured by the United States federal government. At December 31, 2024, there were no investments classified as cash equivalents.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fees Receivable – Fees receivable are stated at the amounts management expects to collect. An allowance for doubtful accounts is recorded based on a combination of historical experience, aging analysis and information on specific accounts. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Management has determined that no allowance is required at December 31, 2024.

Allowance for Credit Losses – The Company recognizes an allowance for credit losses in accordance with Financial Instruments – Credit Losses (ASC 326). ASC 326 requires immediate recognition of expected credit losses for certain financial assets and off-balance sheet commitments, including trade and other receivables, loans and commitments and other financial assets held at amortized cost at the reporting date, to be measured based on historical experience, current conditions, and reasonable and supportable forecasts. As of December 31, 2024, the Company did not have any off-balance sheet credit exposures that required an allowance for credit losses.

Other Assets – Other assets are comprised of prepaid expenses, deposits, and other assets generated in the normal course of business.

Fair Value of Financial Instruments – The Company's financial assets and liabilities are carried at fair value or at amounts that, because of their short-term nature, approximate fair value.

Accounts Payable and Accrued Expenses – Accounts payable and accrued expenses include accruals for commissions, professional and third-party services, and other payables.

Revenue Recognition – Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

•   Identification of the contract with the customer;
•   Identification of the performance obligation(s) under the contract;
•   Determination of transaction price;
•   Allocation of the transaction price to the identified performance obligation(s); and
•   Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s)

Revenue includes fees earned from capital raising and other investment banking advisory services. All investment banking fees are earned through referral from the Parent. Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Significant Judgments
Revenue from contracts with customers includes private placement and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Private Placement and Advisory Fees
The Company provides private placement and advisory services on capital raising and other strategic transactions. Performance obligations in these arrangements vary dependent on the contract, but are typically satisfied upon completion of the arrangement. Placement fees are recognized upon completion of a deal and are generally classified as Fee Income.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

   Revenue Recognition (Continued)
   Private Placement and Advisory Fees (continued)
   Revenue for advisory arrangements is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Payment for revenue is due upon invoicing.

   Income Taxes – The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

   The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, also provides guidance on derecognition, classification, interest and penalties, disclosure and transition.

   At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense.

3. **RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS**

   In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* to improve the disclosures about reportable segments and include more detailed information about a reportable segment's expenses. This ASU also requires that a public entity, including Broker Dealers like the Company, with a single reportable segment provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. Effective January 1, 2024, the Company adopted ASU 2023-07 and it did not have a material impact on its financial condition or results of operations. See the Segment Reporting section in Note 2 for more details. No other new accounting pronouncements were adopted during the year ended December 31, 2024, that materially impacted the Company's financial statements and related disclosures.

4. **CONCENTRATION OF RISKS**

   The Company derives substantially all of its capital from its Parent. In the event that the Parent were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period. The Parent has given no indication that it plans to cease providing support to the Company.

   In the normal course of business, the Company encounters economic risk (mainly credit risk). Concentrations of credit risk arise when a number of customers are engaged in similar business activities, activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

   At various times during the year, the Company has maintained deposits with financial institutions in excess of the amounts insured. The exposure to the Company from these transactions is solely dependent upon daily balances and the financial strength of the respective institutions.

5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Time Equities, Inc. ("Parent") that requires the Parent to provide certain services required by the Company to operate its business, including but not limited to personnel, office facilities and services, office equipment and technology. Such services are provided at no cost to the Company.

All limited partnership interests and membership interests offered by the Company relate only to limited partnership and limited liability companies organized by an affiliate of the Company. In turn, all of the Company's sales commissions and other income was received from related parties through common ownership. As of December 31, 2024, fees receivable from the sale of membership units of affiliated entities amounted to $516,810. For the year ended December 31, 2024, revenue from the sale of membership units of affiliated entities amounted to $3,440,627. For the year ended December 31, 2024, almost all of the Company's revenues were earned through private placement investment banking fees received from one affiliated investment fund. It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

6. COMMITMENTS AND CONTINGENCIES

The Company had no commitments at December 31, 2024 or during the year then ended. The Company may become involved in legal claims arising in the ordinary course of business. Currently, there are no known or threatened claims. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others. The Company has issued no guarantees at December 31, 2024 or during the year then ended.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $431,439 which is $424,497 in excess of its required net capital of $6,942; and the Company's ratio of aggregate indebtedness ($104,125) to net capital was 0.2413 to 1, which is less than the 15 to 1 maximum allowed.

9. SUBSEQUENT EVENTS

Subsequent events were evaluated through March 28, 2025, which is the date that the financial statements were available to be issued. There were no other subsequent events that require adjustments or disclosures in the financial statements as of December 31, 2024.

TIME EQUITIES SECURITIES LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2024

Computation of Net Capital
Credits:

Total Member's Equity	$	910,423
Deductions and/or charges:		
Nonallowable assets:		
Fees receivable - affiliates		(432,010)
Prepaid expenses and other assets		(46,974)
Net Capital	$	431,439

Computation of aggregate indebtedness

Accounts payable and accrued expenses	$	104,125
Aggregate indebtedness	$	104,125

Computation of basic net capital requirement

Minimum Net Capital Requirements (6.67% of aggregate indebtedness)	$	6,942
Minimum Dollar Requirement	$	5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	6,942
Excess net capital	$	424,497
Excess net capital at 1000%	$	423,497
Ratio: Aggregate indebtedness to net capital		0.24134 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2024)

Net capital, as reported in Company's Part II (unaudited) Focus Report	361,639
Increase (decrease) resulting from December 31, 2024 audit adjustments, net	69,800
Net capital, as included in this report	431,439

Schedule II
Reconciliation with Company's Computation of Net Capital
Included in Part IIA of Form X-17A-5
As of December 31, 2024

There are no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended unaudited Form FOCUS Part II filing as of December 31, 2024.

TIME EQUITIES SECURITIES LLC

Schedules III & IV

Statement Regarding Exemption from Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2024

Schedule III
Statement of Exemption from the Computation for Determination of
Reserve Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the computation for determination of reserve requirements. The Company limits its business activities exclusively to: (1) real estate syndicator; and (2) private placement of securities, and during the year ended December 31, 2024, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Schedule IV
Statement of Exemption from the Information Relating to Possession or
Control Requirements under Rule 15C3-3 of the Securities and Exchange Commission

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the Company is a Non-Covered Firm and is therefore exempt from the information relating to the possession or control requirements. The Company limits its business activities exclusively to: (1) real estate syndicator; and (2) private placement of securities, and during the year ended December 31, 2024, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Time Equities Securities LLC's Exemption Report

Time Equities Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) real estate syndicator; and (2) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Time Equities Securities LLC

I, Robert Kantor, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Signature

President
_____
Title

3/27/25
_____
Date



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Time Equities Securities LLC
(A Wholly-Owned Subsidiary of Time Equities, Inc.)

We have reviewed management's statements, included in the accompanying Exemption Report for SEA Rule 17a-5(d)(1) and (4), in which (1) Time Equities Securities LLC (the Company) does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Time Equities Securities LLC stated that the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) real estate syndicator; and (2) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Time Equities Securities LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Time Equities Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon Time Equities Securities LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Meisel, Tuteur, & Lewis P.C.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 28, 2025



Certified Public Accountants
Management Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Member of Time Equities Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Time Equities Securities LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Time Equities Securities LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating Time Equities Securities LLC's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by Time Equities Securities LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Time Equities Securities LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Time Equities Securities LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Time Equities Securities LLC and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

MEISEL, TUTEUR & LEWIS, P.C.

Roseland, New Jersey
March 28, 2025

TIME EQUITIES SECURITIES LLC

Securities Investor Protection Corporation
Schedule of Assessment and Payments (Form SIPC-7)

Year Ended December 31, 2024

	Date Paid	Amount
General Assessment reconciliation for the period		
January 1, 2024 to December 31, 2024		$ 2,590
Payment schedule:		
Paid with SIPC-6	July 30, 2024	-
Less: Prior Overpayment Applied		(11,590)
Paid with SIPC-6 adjustment		-
Paid with SIPC-7	January 31, 2025	-
Total Payments		(11,590)
Balance due (Overpayment)		$ (9,000)

See Report of Independent Registered Public Accounting Firm on Applying
Agreed-Upon Procedures Report on the Schedule of Assessment and Payments (Form SIPC-7)

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